

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

July 14, 2009

Charles M. Sprock
Chairman of the Board,
President and Chief Executive Officer
Rome Bancorp, Inc.
100 W. Dominick Street
Rome, NY 13440-5810

> **Re: Rome Bancorp, Inc.**
> **Form 10-K**
> **Filed March 6, 2009**
> **File No. 000-27481**

Dear Mr. Sprock:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

William C-L Friar
Senior Financial Analyst

cc: By fax (202) 408-6399
Matthew Dyckman
Sonnenschein Nath & Rosenthal LLP